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                                                                      EXHIBIT 56


FOR IMMEDIATE RELEASE                                     Contact:  Maureen Fisk
                                                                    847/468-2452


                 SAFETY-KLEEN REPORTS PRELIMINARY INDICATIONS
                    OF VOTE FOR MERGER WITH SK PARENT CORP.

     Elgin, Illinois -- March 10, 1998 -- Safety-Kleen Corp. (NYSE/SK) reported today that preliminary indications are that the SK Parent Corp. merger proposal did not receive the necessary approval from holders of two-thirds of the outstanding shares. A special shareholders meeting was held yesterday to seek shareholder approval to merge Safety-Kleen with SK Parent Corp., a new company formed by Philip services Corp. and affiliates of apollo Management L.P. and Blackstone Merchant Banking Group III L.C. Final tabulation is expected within one week. Results will be certified by CT Corporation Systems.

     Donald W. Brinckman, Safety-Kleen Chairman and Chief Executive Officer, "While the final tabulation is not known, the vote indicates that the majority of the shareholders who voted favored the $27 per share all cash offer from SK Parent, although their votes were not sufficient to approve the merger agreement," Brinckman said.

     After the meeting, the Company's Board of Directors met and terminated the SK Parent Merger Agreement. The Board then also directed the commencement of negotiations with Laidlaw Environmental. At the present time, the Board of Directors is taking no position on the Laidlaw Environmental Exchange offer pending the outcome of negotiations.

     Safety-Kleen initiated its exploration of strategic alternatives in August 1997. The Board announced that each of the approximately 50 parties that entered into confidentiality and standstill agreements with Safety-Kleen as part of its evaluation of strategic options is now released from the standstill provisions of those agreements. This action permits these parties to make a proposal to acquire Safety-Kleen if they choose to do so.

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive businesses recycle and process their waste streams.

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